Exhibit 99.1

Notice to Convene the Annual General Meeting of Genmab A/S

Company Announcement

●	Genmab A/S to hold Annual General Meeting on Wednesday March 29, 2023

COPENHAGEN, Denmark; February 23, 2023 – Genmab A/S (Nasdaq: GMAB) summons the Annual General Meeting on Wednesday, March 29, 2023, at 2:00 PM CEST at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors, and Appendix 2: Proposed amended Remuneration Policy is attached.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 08
Kalvebod Brygge 43		Page 1/1
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

To the Shareholders of Genmab A/S

February 23, 2023

ANNUAL GENERAL MEETING

Genmab A/S (in the following the “Company”) hereby invites its shareholders to attend the Annual General Meeting on

Wednesday March 29, 2023 at 2:00 PM CEST

at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.

Agenda:

1.	Report by the Board of Directors on the Company’s activities during the past year.

2.	Presentation and adoption of the audited Annual Report 2022 and resolution to discharge the Board of Directors and the Executive Management from liability.

3.	Resolution on the distribution of profits as recorded in the adopted Annual Report.

4.	Presentation of an advisory vote on the 2022 Compensation Report.

5.	Election of members of the Board of Directors.

6.	Election of auditor.

7.	Proposals from the Board of Directors:

(a)	Approval of remuneration to the Board of Directors for 2023.

(b)	Adoption of an amendment to the Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S (remove the cap on the fair value (calculated on the grant date) for the annual share-based instruments awarded to members of the Executive Management).

(c)	Adoption of amendments to the Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S (certain other changes).

(d)	Authorization to the Board of Directors to mandate the Company to acquire treasury shares.

8.	Authorization of the chair of the General Meeting.

9.	Any other business.

Genmab A/S Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884

Complete Proposals

Re item 1 on the agenda:

It is proposed to take note of the report of the Board of Directors.

Re item 2 on the agenda:

It is proposed to adopt the audited Annual Report 2022 and to grant discharge to the Board of Directors and the Executive Management.

Re item 3 on the agenda:

It is proposed that the profit of DKK 5,522 million for the accounting year 2022 be carried forward by transfer to retained earnings.

Re item 4 on the agenda:

It is proposed to approve the 2022 Compensation Report.

Re item 5 on the agenda:

Pursuant to Article 12 of the Company’s Articles of Association, the members of the Board of Directors are elected for periods of one year. The election period for Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Elizabeth O’Farrell, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen expires at this General Meeting. The Board of Directors proposes to re-elect Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Elizabeth O’Farrell, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen for a one-year period.

Information on the nominated candidates including details on their special competencies and additional executive functions/directorships is included in the enclosed Appendix 1.

Re item 6 on the agenda:

The Board of Directors proposes re-election of PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab as the Company’s elected auditor in accordance with the Audit and Finance Committee's recommendation. The Audit and Finance Committee has not been influenced by third parties and has not been subject to any agreement with third parties, which limits the General Meeting’s choice to certain auditors or audit firms.

Under applicable European legislation, the Company is required to transition PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab after the audit for the year ending December 31, 2023.

Re item 7 (a) on the agenda:

The Board of Directors proposes that the fees for members of the Board of Directors, including the committees thereof, in 2023 shall remain unchanged at the same level as in 2022 and in accordance with the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S:

-	The annual base fee for members of the Board of Directors shall be DKK 600,000.

-	The chair of the Board of Directors shall receive two times the annual base fee.
-	The deputy chair of the Board of Directors shall receive one and a half times the annual base fee.
-	The Audit and Finance Committee chair shall receive an annual fee of DKK 150,000 and the Audit and Finance Committee members an annual fee of DKK 100,000.
-	The Compensation Committee chair shall receive an annual fee of DKK 120,000 and the Compensation Committee members an annual fee of DKK 80,000.
-	The Nominating and Corporate Governance Committee chair shall receive an annual fee of DKK 100,000 and the Nominating and Corporate Governance Committee members an annual fee of DKK 70,000.
-	The Scientific Committee chair shall receive an annual fee of DKK 130,000 and the Scientific Committee members an annual fee of DKK 100,000.
-	All committee members shall receive a fee of DKK 10,000 per committee meeting.

Members of the Board of Directors will furthermore receive share-based instruments in the form of restricted stock units in accordance with the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

Re item 7 (b) on the agenda:

The Board of Directors proposes to amend the Remuneration Policy so that the DKK 25 million cap on the fair value (calculated on the date of the grant) of share-based instruments awarded to members of the Executive Management is removed.

It is the Board of Director’s assessment that the DKK 25 million cap inhibits the Company’s ability to attract and retain top global talent in the highly competitive oncology market, as the annual share-based instruments awards that the Company could present to potential new hires would be significantly below market.

For the avoidance of doubt, members of the Executive Management would remain subject to the multiple of base salary limit specified in the Remuneration Policy.

Re item 7 (c) on the agenda:

The Board of Directors proposes to adopt certain other changes to the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S. The changes are designed to take account of the views expressed by some of our larger shareholders during the engagement process in 2022 and intended to enable Genmab to maintain a market competitive compensation program that is aligned with its compensation principles.

The proposed amendments include:

●	Increase the annual limit for share-based instruments awards to members of the Executive Management. The proposed amendment would provide that the members of the Executive Management may on an annual basis be granted performance-based restricted stock units corresponding to a fair value (at the time of grant) of up to six (6) times (rather than up to four (4) times) the member's annual base salary.

●	Eliminate use of warrants. The proposed amendment would eliminate the use of time-vested warrants as a share-based instrument for members of Executive Management. Accordingly, only performance-based restricted stock units will be permitted as a share-based instrument under the Remuneration Policy for members of the Executive Management.

The proposed amendments further include various minor updates and/or linguistic changes.

The elements of the proposed amended Remuneration Policy are designed to be competitive when compared to the compensation programs and levels of compensation in other similar international biotech and biopharmaceutical companies in the U.S. and in Europe.

The proposed amended Remuneration Policy has been designed to align the interests of shareholders and the Company’s Board of Directors and Executive Management and will allow the Company to position pay, in a way that enables us to create compensation packages which are attractive internationally and, at the same time, in alignment with our values.

The proposed amendments described in this agenda item 7(c) are reflected in the attached Appendix 2, which is a compare version of all proposed amendments to the wording of the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S, i.e., including the amendment set out in item no. 7(b).

Re item 7 (d) on the agenda:

The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors to allow the Company to acquire treasury shares up to a total nominal amount of DKK 500,000 and until and including March 28, 2028. The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen A/S at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital. The purpose of the authorization is for the Company to be able to purchase treasury shares in order to settle the obligation to deliver shares and/or American Depository Shares (ADS) to employees, the Executive Management and/or Board of Directors pursuant to the Company's share-based remuneration programs and other more general purposes as decided by the Board of Directors.

Re item 8 on the agenda:

The Board of Directors proposes that the chair of the General Meeting is authorized to register the resolutions passed by the General Meeting with the Danish Business Authority and to make such amendments and additions thereto or therein, including the Articles of Association of the Company, as the Danish Business Authority may require for registration.

-o0o-

The proposals under the agenda are required to be adopted by a simple majority of votes.

The Company's share capital amounts to DKK 65,961,573 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

__________

In accordance with Section 99 of the Danish Companies Act, the following documents will be published on the Company’s website (www.genmab.com) no later than March 7, 2023: (1) the notice (including Appendix 1 and 2 thereto) of the Annual General Meeting, (2) information on the total number of shares and votes issued by the Company on the date of the notice, (3) the agenda, (4) the complete proposals to be presented at the Annual General Meeting, (5) the Annual Report for 2022, (6) the 2022 Compensation Report, and (7) forms needed to register for the Annual General Meeting and possible proxy voting and post voting.

Registration Date: A shareholder’s right to participate in and vote at the Annual General Meeting is determined in proportion to the number of shares the shareholder owns on the registration date Wednesday March 22, 2023.

Admission card: Shareholders who wish to attend the Annual General Meeting must request an admission card no later than Friday March 24, 2023 by:

●	Visiting the Company’s website www.genmab.com or Euronext Securities’ website www.vp.dk/agm no later than 11:59 PM CET to register electronically; or
●	Returning the enclosed registration form – duly completed and signed – to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark by post no later than 11:59 PM CET or by e-mail to CPH-investor@euronext.com; or
●	Contacting Genmab A/S, Investor Relations, Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark either in person or in writing no later than 10:00 AM CET; or
●	Contacting Euronext Securities telephonically at +45 43 58 88 66 no later than 10:00 AM CET.

Proxy vote: Shareholders who do not expect to be able to participate in the General Meeting may:

●	Assign a proxy to a person appointed by the shareholder. Proxies shall submit a request for an admission card as described above; or
●	Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
●	Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.

Go to the Company’s website www.genmab.com or Euronext Securities’ website www.vp.dk/agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CET on Friday March 24, 2023. You may alternatively complete and sign the enclosed proxy form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-investor@euronext.com so that it is received by Euronext Securities by 11:59 PM CET on Friday March 24, 2023.

Postal vote: Shareholders who do not expect to be able to participate in the General Meeting may also vote by post:

Go to the Company’s website www.genmab.com or www.vp.dk/agm to vote by post. This must be completed by 10:00 AM CEST on Tuesday March 28, 2023. You may alternatively complete and sign the enclosed postal voting form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-investor@euronext.com so that it is received by Euronext Securities by 10:00 AM CEST on Tuesday March 28, 2023.

Please note that you may either assign a proxy or vote by post, but not both.

Any shareholder, to whom an admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the Company - preferably before Friday March 24, 2023.

Right to ask questions: Prior to the General Meeting, the shareholders may ask questions to the Company’s management in writing about matters of importance to the assessment of the Annual Report 2022, the Company’s position or any of the other matters which are to be transacted at the General Meeting, or the Company’s relation to other companies in the Genmab Group. Shareholders’ questions must be sent by letter or email to either Marisol Peron (US), Senior Vice President, Global Communications & Corporate Affairs (mmp@genmab.com) or to Andrew Carlsen (EU), Vice President, Head of Investor Relations (acn@genmab.com). The question may be answered in writing by e.g. making the answer available on the Company’s website (www.genmab.com). The question may be neglected if the shareholder asking the question is not represented at the General Meeting. At the General Meeting, the shareholders may also ask questions to the Company’s management about the above matters and may ask questions regarding the Annual Report 2022 to the auditor appointed by the General Meeting.

Webcast: Shareholders who are not attending the Annual General Meeting can watch the live webcast on the Company’s website www.genmab.com. The live webcast is publicly accessible and requires no registration.

Processing of personal data: The Company processes personal data about its shareholders in connection with the General Meeting. Please see Genmab A/S' Privacy Policy available on the Company's website: https://www.genmab.com/privacy/shareholders-genmab/  for details.

Copenhagen, February 23, 2023

On behalf of the Board of Directors

Deirdre P. Connelly

Chair

Scan the QR code with your smartphone or tablet to go to the registration site.

Candidates for the Board of Directors

Deirdre P. Connelly

Female, Hispanic/American, 62

Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Audit and Finance Committee and the Compensation Committee

First elected 2017, current term expires 2023

Special Competencies
More than 30 years’ experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch, and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions
Member: Lincoln Financial Corporation[1], Macy’s Inc.[2]

1. Chair of Corporate Governance Committee, Member of Audit Committee

2. Chair of Nominating and Governance Committee, Member of Compensation and Management Development Committee

Pernille Erenbjerg

Female, Danish, 55

Deputy Board Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2023

Special Competencies
Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation. ESG experience from executive and non-executive positions. Comprehensive all-around background within finance, including extensive exposure to public and private equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC Group A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions
Chair: Nordic Entertainment Group (NENT)

Deputy Chair: Millicom[1]
Member: RTL Group[2], GlobalConnect*

1. Chair of Compensation Committee

2. Member of Audit Committee

Rolf Hoffmann

Male, German, 63

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee

First elected 2017, current term expires 2023

Special Competencies
Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement management, compliance and organizational efficiency. Over 20 years’ experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Amgen.

Current Position, including Managerial Positions
Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School

Current Board Positions:
Member: Paratek Pharmaceuticals, Inc.[1], IDT Biologika, Semdor Pharma*

1. Member of Nominating and Corporate Governance Committee

* Companies marked with an asterisk (*) are non-public companies

Candidates for the Board of Directors

Elizabeth O’Farrell

Female, American, 58

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Compensation Committee

First elected 2022, current term expires 2023

Special Competencies
Solid financial experience including strategic, operational and reporting across the value chain. Additional expertise in leading cross-functional teams, championing culture, and driving paradigm changing contributions within finance and the enterprise through collaboration and influence. Over 24-years experience at Eli Lilly, in addition to experience at Price Waterhouse and Whipple & Company Corporation.

Current Board Positions

Chair: PDL BioPharma*

Member: LENSAR[1], Geron Corporation[2], Karius*[3]

1. Chair of Audit Committee

2. Chair of Audit Committee

3. Chair of Audit Committee

Paolo Paoletti, M.D.

Male, Italian (U.S. Citizen), 72

Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee and Member of the Compensation Committee

First elected 2015, current term expires 2023

Special Competencies
Extensive experience in research, development and commercialization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S. and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly.

Current Position, including Managerial Positions
Member of the Investment Committee for Apollo Therapeutics Limited*

Scientific Advisor for 3B Future Health Fund*

Current Board Positions
Member: Akamis Bio Limited*

Anders Gersel Pedersen, M.D., Ph.D.

Male, Danish, 71

Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee and Member of the Scientific Committee and the Nominating and Corporate Governance Committee

First elected 2003, current term expires 2023

Special Competencies
Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions
Chair: Aelis Farma S.A.S.

Deputy Chair: Bavarian Nordic A/S1

Member: Hansa Biopharma AB2, Bond 2 development GP limited*

1. Member of Nomination and Compensation Committee, Member of Science, Technology & Investment Committee

2. Chair of Scientific Committee, Member of Remuneration Committee

* Companies marked with an asterisk (*) are non-public companies

Appendix 2: Remuneration Policy

THE REMUNERATION POLICY FOR THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF GENMAB A/S

The Compensation Committee’s remit – as defined by our Charter (which can be found at www.genmab.com) is to assist the Board of Directors in carrying out its responsibilities relating to compensation. The development of a Remuneration Policy that allows us to recruit talented experts at all levels directly supports our vision. This is essential to our business strategy and long-term sustainability supporting Genmab A/S' abilities to recruit, retain and motivate competent and loyal members to the Board of Directors and the Executive Management. This is as true for the Board of Directors as it is for the Executive Management.

As Genmab’s business continues to evolve and expand, as well as increase in complexity, we will require new capabilities for areas in which we have not previously operated. The biotechnology space, and in particular the oncology sector, are not only fast-evolving but highly competitive. The pool of talent for people with the skills and knowledge Genmab A/S needs is competitive and relatively small, even at a global level. Since Genmab A/S’ business strategy is extremely focused and targeted, our talent pools are consequently very small and specialized. Our ability to attract and retain talented leaders in key roles is fundamental to execution of our long-term plan.

The key principles that guide our Remuneration Policy are: (1) the alignment of interest between the members of Genmab A/S’ management bodies and Genmab A/S’ shareholders; (2) the ability to attract and retain talent internationally; and (3) the desire to link compensation to performance measured on the basis of our financial fundamentals, non-financial value drivers, the share price and our corporate social responsibility focus areas.

The scope of the Remuneration Policy

This Remuneration Policy has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act.

The Remuneration Policy applies to the compensation of members of the Board of Directors and the Executive Management. “Executive Management” consists of the members of executive management of Genmab A/S registered with the Danish Business Authority ~~of Genmab A/S~~. Compensation of other key employees is not subject to this Remuneration Policy.

The decision-making process for setting the Remuneration Policy

In accordance with the Compensation Committee’s Charter, the Compensation Committee makes proposals on the Remuneration Policy of the Board of Directors and the Executive Management, for the approval of the Board of Directors. The Remuneration Policy is subsequently submitted to the shareholders for approval at a general meeting of Genmab A/S. As part of the deliberations to ensure a market-based and appropriate Remuneration Policy for Genmab A/S, the compensation of the Board of Directors and the Executive Management is researched and benchmarked by external advisors on behalf of the Compensation Committee. In order to ensure that Genmab A/S can source the best

Appendix 2: Remuneration Policy

talent from a global and diverse pool of executives and directors – in particular those with experience and insight in the field of oncology in the United States – it is important that we are able to offer compensation packages that are competitive with US-based peer companies. In the event that the Compensation Committee believes that it is necessary to change the Remuneration Policy, it will make recommendations to the Board of Directors for approval. ~~Subject to the Board of Directors’ approval, a revised Remuneration Policy will be submitted to shareholders for adoption at a general meeting of Genmab A/S.~~ The Remuneration Policy will normally be assessed and reviewed on an annual basis to ensure that it remains aligned to Genmab A/S’ business strategy and priorities. Revisions to the Remuneration Policy will be submitted to shareholders for adoption at a general meeting of Genmab A/S.

It is the responsibility of the Board of Directors to approve the compensation arrangements and to ensure that the Remuneration Policy is implemented. The Compensation Committee assists the Board of Directors with the implementation of the Remuneration Policy by:

-	overseeing the performance of the Executive Management and discussing the annual compensation for each member of the Executive Management, including salary, bonus, incentive and equity compensation;
-	reviewing and making recommendations to the Board of Directors regarding the goals of Genmab A/S’ Chief Executive Officer (CEO), evaluating CEO performance in light of these objectives, and making recommendations concerning CEO compensation consistent with Genmab A/S’ philosophy (the results of the annual CEO evaluation are considered when recommending CEO salary and other compensation to the Board of Directors);
-	reviewing and making recommendations, on the recommendation of the CEO, to the Board of Directors regarding the goals of any other members of the Executive Management whose compensation is within the remit of the Compensation Committee;
-	reviewing recruitment compensation packages for new members of the Executive Management and termination packages for existing members of the Executive Management and providing recommendations for approval by the entire Board of Directors;
-	periodically reviewing whether shareholding requirements applicable to the Executive Management, as set out in the Remuneration Policy (in addition to the service agreements of the Executive Management), are being adhered to;
-	reviewing the market data on the fees of the members of the board of directors in competing international biotech companies in order to recommend the cash and share-based elements of compensation for the Board of Directors;
-	reviewing on an annual basis Genmab A/S’ approach to all-employee compensation programs, including share-based programs and benefit plans;
-	reviewing and making recommendations concerning long-term incentive compensation plans, including the use of share-based plans; and
-	overseeing that the information in the Annual Report and Compensation Report regarding the compensation of the Board of Directors and the Executive Management is correct, true and sufficient.

Appendix 2: Remuneration Policy

Managing potential conflicts of interest

According to the Compensation Committee Charter, the Compensation Committee shall ensure that any compensation advisor of the Compensation Committee shall sign a declaration of independence. The Committee also ensures that members of the Executive Management are not involved in the determination of their own compensation arrangements. It is the assessment of the Board of Directors that, since the compensation of the Executive Management is determined by the Board of Directors based on the Compensation Committee's recommendation and the compensation of the Board of Directors as well as the Remuneration Policy is subject to shareholder approval at the general meeting, there is no conflict of interest.

Genmab A/S’ strategy and link to compensation

At Genmab A/S, our approach to compensation supports and reinforces our long-term business strategy and rewards sustained value creation. Our strategy has three prongs as follows:

1.	Turn science into medicine
-	Generate differentiated antibody therapeutics with significant commercial potential
2.	Build a profitable and successful biotech
-	Maintain a flexible and capital efficient model
-	Maximize relationships with partners
-	Retain ownership of select products
3.	Focus on core competence
-	Identify the best disease targets
-	Develop unique best-in-class or first-in-class antibodies
-	Develop next generation technologies

The principles on which the Remuneration Policy is based are as follows:

●	To align and balance the interests of Genmab A/S' Board of Directors and Executive Management with those of shareholders.
●	To attract, retain and motivate the members of the Board of Directors and the Executive Management.

Appendix 2: Remuneration Policy

●	To be competitive compared to other similar international biotech and biopharmaceutical companies.

The variable compensation of the Executive Management depends on the achievement of specific Key Performance Indicators (KPIs) and performance goals that relate to the performance of the executive member in question and to Genmab A/S’ short and long-term business results. The KPIs and performance goals that the Board of Directors sets for the purposes of Genmab A/S’ incentive arrangements – both annual and share-based – are directly linked to the business strategy and our annual business plans. The KPIs/performance goals may be financial, operational and/or strategic and organizational:

Financial: examples include revenue, operating income, relative Total Shareholder Return (TSR).

Operational: examples include maximization of the research and development pipeline process, product launches, management of partnerships and identifying new partnerships.

Strategic & Organizational: examples include Environmental, Social and Governance (ESG) and organizational design.

The Compensation Report provides a discussion of the peer groups and benchmarking analyses used by the Compensation Committee for the most recently completed financial year (see the Compensation Report at www.genmab.com.

Appendix 2: Remuneration Policy

Compensation of the Board of Directors1

Component
Purpose and Link to Strategy	Description of Component	Relative Share of Component
Base fees
Ensure Genmab A/S can attract and retain qualified individuals to the Board of Directors.

Each member of the Board of Directors receives a fixed annual base fee. The Chair of the Board of Directors receives two (2) times the fixed annual base fee, and the Deputy Chair receives one and a half (1.5) times the fixed annual base fee.

In addition to the fixed annual base fee, a member of a board committee may receive a supplemental annual fee per committee and a fee per committee meeting attended.

Fee levels for directors are reviewed by the Board of Directors annually. When reviewing fees, reference is made to fees payable in Genmab A/S’ peer group as determined from time to time (see the relevant Compensation Report), the extent of the duties performed and the expected time commitment of the role.

The fixed annual base fee as well as the supplemental annual fee per committee and the fee per committee meeting attended must be approved annually at Genmab A/S’ Annual General Meeting based upon a proposal by the Board of Directors.

For the financial year 2021 (the first year of operation of the revised Remuneration Policy) the illustrative fee levels proposed are as follows:

-
Annual base fee of DKK 600,000 – Chair receives two (2) times the fixed annual base fee, and the Deputy Chair receives one and a half (1.5) times the fixed annual base fee.
-
Audit and Finance Committee membership fee of DKK 100,000 with Chair receiving fee of DKK 150,000, plus a fee per meeting of DKK 10,000.
-
Compensation Committee membership fee of DKK 80,000 with Chair receiving fee of DKK 120,000, plus a fee per meeting of DKK 10,000.
-
Nominating and Corporate Governance Committee membership fee of DKK 70,000 with Chair receiving fee of DKK 100,000, plus a fee per meeting of DKK 10,000.
-
Scientific Committee membership fee of DKK 100,000 with Chair receiving fee of DKK 130,000, plus a fee per meeting of DKK 10,000.
The typical proportion of cash fees as a relative share of the Board of Directors’ compensation is between 45% to 75%.

1 Please note that as far as compensation of employee-elected members of the Board of Directors is concerned, it is only compensation in their capacity as members of the Board of Directors that is covered by the Remuneration Policy.

Appendix 2: Remuneration Policy

Purpose and Link to Strategy	Description of Component	Relative Share of Component
Share-based instruments

Share-based instruments[1] constitute a common part of the compensation paid to members of the board of directors in competing international biotech and biopharmaceutical companies and in U.S. biotech companies in particular. The allocation of time-vested RSUs ~~are~~ is intended to reinforce the alignment of interest between shareholders and the Board of Directors as well as being a necessary part of their compensation to ensure that Genmab A/S is competitive in the international market and to be able to attract and retain highly-qualified members of the Board of Directors on a continuous basis. It is not deemed to be an incentive device, but rather a compensatory element to ensure alignment with shareholder interests.

The share-based instruments granted to the Board of Directors may be in the form of restricted stock units (RSUs).

A new member of the Board of Directors may be granted RSUs upon election corresponding to a fair value calculated (at the time of grant) of up to four (4) times the fixed annual base fee. The fair value of each RSU is equal to the closing market price on the date of grant.

In addition, the members of the Board of Directors may be granted RSUs on an annual basis corresponding to a fair value (at the time of grant and calculated as set out above) of up to one (1) time the fixed annual base fee, for the Chair the fair value shall be of up to two (2) times the fixed annual base fee and for the Deputy Chair the fair value shall be of up to one point five (1.5) times the fixed annual base fee.

RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Remuneration Policy. To ensure the Board of Directors’ independence and supervisory function, vesting of RSUs granted to members of the Board of Directors shall not be subject to fulfilment of forward-looking performance criteria.

The vesting period starts at the time of grant of the RSUs. If a member of the Board of Directors ceases to be a member of the Board of Directors for any reason other than death, unvested RSUs will be prorated based on time-served and such prorated RSUs will remain outstanding and continue to vest. Unvested RSUs will be forfeited upon death.

Upon vesting, the holder of an RSU ~~is obliged to~~ will receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK 1 per share as determined by the Board of Directors.

In the event of a change in control of Genmab A/S, the RSUs will vest in their entirety on a “double trigger” accelerated basis if the member of the Board of Directors is replaced by a new board member or such member’s seat on the Board of Directors is eliminated due to a reduction in the number of board members.

The RSUs will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the RSUs, i.e. roll over or exchange into equivalent awards.

Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs.

The typical proportion of share-based compensation as a relative share of the Board of Directors’ compensation is between 25% - 55%.

1 The compensation of the members of the Board of Directors shall not include share options or warrants but may include annual awards of RSUs. Genmab A/S is mindful that the Danish Corporate Governance Recommendations expressly say that the compensation of the Board of Directors partly in shares at market value does not contravene with the recommendations.

Appendix 2: Remuneration Policy

Compensation to the Executive Management

Component
Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component
Base Salary
Reflect the individual’s skills and experience, role and responsibilities.	Members of the Executive Management receive a fixed annual base salary for their day-to- day job. Salaries are usually denominated either in DKK, EUR or USD.	Annual salary increases will typically not exceed the relevant market norms in terms of percent increase and will take into account increases for Genmab A/S’ employees as a whole.	Any increase shall be based both on individual and Genmab A/S’ performance as well as benchmark analyses.	20% to 25%
Pension
Provide a framework to save for retirement.	Members of the Executive Management are entitled to pension contribution.	Fixed amount or percentage of base salary. ~~In the 2020 financial year company contributions were less than 5%.~~	Not applicable	<5%
Other Benefits
Provide competitive benefits. Additional benefits may also be provided in order to compensate members of the Executive Management working away from their normal country of residence.

In addition to usual perquisites, the members of the Executive Management may receive non- monetary benefits such as (but not limited to) health and accident insurance, life assurance, retirement benefits, company cars, telephones and the reimbursement of the costs of tax advice.

Where members of the Executive Management are required to work away from their normal country of residence, they are entitled to a payment to offset any additional tax in their place of work versus their resident country. On recruitment it may be necessary to provide for relocation and/or expatriation and the Policy

		The maximum opportunity depends on the cost of the benefits to Genmab A/S. ~~In the 2020 financial year the average value of benefits as a percentage of fixed annual base salary was up to 6.6%.~~	None	5% to 15%

Appendix 2: Remuneration Policy

Component
Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component
expressly allows for this; Genmab A/S may pay for such based on approval from the Board of Directors on the basis that the Board of Directors shall agree to pay no more than is necessary.
Annual Cash Bonus

Motivate members of the Executive Management to achieve key objectives on an annual basis

A portion of the earned bonus shall be delivered in the form of RSUs in order to further align the interest of the Executive Management with the long-term interests of our shareholders

A non-share-based instrument, either as a bonus scheme or annual incentive arrangement, may have a term of one or more years and/or be dependent on the occurrence of one or more specific predefined events affecting Genmab A/S. Such bonus may also be a loyalty bonus or any similar cash bonus.

Annual bonuses are paid in cash, with a portion convertible into deferred RSUs, following the determination of achievement against performance goals and KPIs (see page 4 of this Remuneration Policy). Irrespective of the description of the RSU component in the share-based compensation section below, deferred RSUs shall not be subject to prorated vesting or forward-looking performance criteria.

Members of the Executive Management may receive a maximum annual bonus of 150% (for the CEO) and 90% (for other members of Executive Management) of their annual base salaries dependent on their positions, calculated before any pension contribution and bonus payment, based on their achievement of certain predetermined and well- defined annual milestones.

Bonuses are usually either denominated in DKK, EUR or USD.

Achievement is based on predetermined and well-defined annual performance goals or KPIs whether financial or strategic, directly linked to Genmab A/S’ business strategy and desire to generate sustainable value. The KPIs/performance goals may be personal relating to the member of the Executive Management’s own performance, or they may be based on the results of Genmab A/S, the results of one or more business units of Genmab A/S, and/or the occurrence of a specific event.

Whether a bonus is paid or not will depend on the extent to which the KPIs and/or performance goals are met and the targets reached. The Compensation Committee reviews, at the end of the year, the performance against each of the measures and targets set, and makes recommendations to the Board of Directors. The assessment as to whether the financial KPIs are achieved will generally be made on the basis of the audited Annual Report.

15% to 25%

Appendix 2: Remuneration Policy

Component
Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

Bonus payments above 100% of base salary (for the CEO) and above 60% of base salary (for other members of Executive Management) shall be delivered in the form of deferred RSUs that vest on the first banking day of the month following a period of three (3) years from the date of grant.

The degree of achievement of the non-financial performance goals and/or KPIs will be assessed on the basis of externally and/or internally validated determinations.
Share-based Compensation – Restricted Stock Units

Motivate members of the Executive Management to achieve short-term and long-term goals and business strategies and thereby support sustainability. Aligns to strategy and creation of shareholder value to enable Genmab A/S to offer an internationally competitive compensation package to attract and retain qualified members of the Executive Management. Share- based instruments constitute a common part of compensation paid to members of the Executive Management in competing international companies.

Annual grants of share-based instruments to members of the Executive Management are used primarily as an incentive to increase the long-term performance and success of Genmab A/S, and also in recognition of past contributions and accomplishments.

The share-based instruments granted to the members of the Executive Management ~~may~~ shall be in the form of RSUs ~~or a combination of RSUs and warrants (options to subscribe for shares in Genmab A/S)~~. Vesting of share-based instruments is governed by applicable award agreements and programs, including certain “good leaver” and “bad leaver” provisions.

The individual grants will be determined by the Board of Directors on the basis of criteria including the recipient's importance for and participation in achieving the sustainability and long-term targets and strategies of Genmab A/S.

RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from

The members of the Executive Management may on an annual basis be granted share-based instruments ~~(including warrants)~~ corresponding to a fair value (at the time of grant) of up to six (6) ~~four (4)~~ times the member's annual base salary, calculated before any pension contribution and bonus payment, in the financial year of grant. The number of ~~warrants and~~ RSUs takes into account a number of factors including but not limited to each individual’s responsibilities, contribution and market data. The fair value of each RSU is equal to the closing market price on the date of grant ~~whereas the fair value of each warrant is calculated by application of the Black-Scholes formula~~.

Vesting of RSUs granted to members of the Executive Management shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors.

Such forward-looking performance criteria may include but will not be limited to one or more of the following criteria: development in sales and royalty payments relating to marketed products; development in and results of continued label expansion activities; entering into new or extended collaboration arrangements; progression of Genmab A/S’ R&D pipeline in clinical and pre-clinical phases and filings of INDs and/or CTAs in accordance with or exceeding projected expectations; development of new proprietary next-generation antibody technologies; and recruiting, retaining and developing a world-class team.

30% to 45%

Appendix 2: Remuneration Policy

Component
Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

the date of grant, except in limited termination scenarios as described in this Remuneration Policy.

Upon vesting, the holder of a restricted stock unit ~~is obliged to~~ will receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK 1 per share as determined by the Board of Directors.

If an Executive Management member’s employment ceases due to being a “bad leaver,” then any unvested RSUs shall be automatically forfeited.

If an Executive Management member’s employment ceases as a result of being a “good leaver” (generally, a termination of employment without cause, a constructive termination of employment or a qualifying retirement), then a prorated share of the RSUs that are granted, but not yet vested, shall remain outstanding in accordance with their terms for the remainder of the vesting period and shall be settled at the same time and subject to the same conditions that apply to then-active participants in the RSU program and the terms of the RSU award agreement, and the remainder of the RSUs that are granted, but not yet vested, shall be automatically forfeited.

~~Notwithstanding the above, in no event may the fair value calculated (at the time of grant) of share- based instruments (i.e. RSUs and warrants) granted to a member of the Executive Management on an annual basis exceed DKK 25~~

~~million (excluding any sign-on payments or buyouts).~~

Subject to any competitive or sensitivity considerations, Genmab A/S discloses further information in the financial reports at the end of the vesting period. Performance measures are linked to Genmab A/S’ financial and strategic priorities as an incentive to increase the future value of Genmab A/S but also in recognition of past contributions and accomplishments. The Compensation Committee reviews, at the end of the year, the performance against each of the measures and targets set to make recommendations to the Board of Directors regarding the level of award payable. The assessment as to whether the financial performance measures are achieved will generally be made on the basis of the audited Annual Report. The degree of achievement of the strategic performance measures will be assessed on the basis of externally and/or internally validated estimates.

Appendix 2: Remuneration Policy

Component
Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

In the event of a change in control of Genmab A/S, the RSUs will vest in its entirety on a “double trigger” accelerated basis if the employment terms of the Executive Management member ~~is~~ are materially changed to his or her detriment during the 12-month period following the change in control.

The RSUs will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the RSUs, i.e., roll over or exchange into equivalent awards.

Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs.

~~Share-based Compensation – Warrants~~

~~Motivate members of the Executive Management over the longer term. Aligned to strategy and creation of shareholder value to enable Genmab A/S to offer an internationally competitive compensation package to attract and retain qualified members of the Executive Management. Share-~~

~~based instruments constitute a~~

~~As described above the share- based instruments granted to the members of the Executive Management including new members may be in the form of RSUs or a combination of RSUs and warrants (options to subscribe for shares in Genmab A/S). Each warrant entitles the holder to buy one share.~~

~~The members of the Executive Management may on an annual basis be granted share-based instruments (warrants and RSUs) corresponding to a fair value (at the time of grant) of up to four (4) times the member's annual base salary calculated before any pension contribution and bonus~~

~~payment, in the year of grant. The~~

~~The exercise price of a warrant may not be lower than the closing price of Genmab A/S shares on the date of grant. This aligns interests of the Executive Management with long term interests of Genmab A/S’ shareholders.~~

~~The share price is deemed to be~~

~~10% to 15%~~

Appendix 2: Remuneration Policy

~~Component~~
~~Purpose and Link to Strategy~~	~~Description of Component~~	~~Maximum Opportunity~~	~~Performance Metrics~~	~~Relative Share of Component~~

~~common part of the compensation paid to members of the executive management in competing international companies.~~

~~Annual grant of share-based instruments to members of the Executive Management is used primarily as an incentive to increase the future value of Genmab A/S, but also in recognition of past contributions and accomplishments.~~

~~If members of the Executive Management are granted a combination of restricted stock units and warrants, the proportional value of the warrants may not exceed 25% of the total fair value (at the time of grant).~~

~~Warrants are granted free of charge and may be exercised at an exercise price which cannot be lower than the price of Genmab A/S’ shares as noted on the Nasdaq Copenhagen at close of business on the day of grant, but not less than par. Accordingly, members of the Executive Management will not be in the position to realize an immediate gain upon the grant of warrants. Not until the time of a later exercise, subject to the vesting rules, may the warrant holder be in a position to gain value.~~

~~The individual grants will be determined by the Board of Directors on the basis of criteria including the recipient's importance to, and participation in, achieving the sustainability and long-term targets and strategies of Genmab A/S.~~

~~Warrants vest three (3) years after the date of grant, except in limited termination scenarios as described~~

~~number of warrants and RSUs takes into account a number of factors including but not limited to each individual’s responsibilities, contribution and market data. The fair value of each RSU is equal to the closing market price on the date of grant whereas the fair value of each warrant is calculated by application of the Black-Scholes formula.~~

~~Notwithstanding the above, in no event may the fair value (at the time of grant) of share-based instruments granted to a member of the Executive Management on an annual basis exceed DKK 25 million (excluding any sign-ons or buyouts).~~

			~~the performance measure as the warrants have no value unless the share price increases.~~	

Appendix 2: Remuneration Policy

~~in this Remuneration Policy, and may be subject to certain conditions such as continued employment of the Executive Management.~~

~~Warrants granted to members of the Executive Management are subject to an additional two (2) year lock-in period upon vesting. The warrants shall lapse automatically, without prior notice and without compensation on the seventh (7th) anniversary of the grant date.~~

~~If an Executive Management member’s employment ceases due to being a “bad leaver,” then any unvested warrants shall be automatically forfeited.~~

~~If an Executive Management member’s employment ceases as a result of being a “good leaver”, then a prorated share of the warrants that are granted, but not yet vested, shall remain outstanding in accordance with their terms for the remainder of the vesting period.~~

~~In the event of a change in control of Genmab A/S, the warrants will vest in its entirety on a “double trigger” accelerated basis if the employment terms of the Executive Management member is materially changed to his or her detriment during the 12-month~~

Appendix 2: Remuneration Policy

~~period following the change in control.~~

~~The warrants will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the warrants, i.e. roll over or exchange into equivalent awards.~~

Component
Sign-ons and Buyouts
Enables Genmab A/S to offer an internationally competitive compensation package to attract qualified members of the Executive Management.

A new member of the Executive Management may receive a sign-on payment upon engagement subject to certain claw-back provisions. Also, a new member of the Executive Management may receive a buyout payment to compensate for foregone compensation. Sign-on and/or buyouts may be in the form of RSUs, ~~warrants,~~ and/or cash.

RSUs vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Remuneration Policy~~,~~ and may be subject to certain conditions such as continued employment of the Executive Management.

Any sign-on payments to new members of the Executive Management (whether externally hired or internally promoted) will be limited to a value corresponding to four (4) times the annual base salary, whether in cash~~, warrants~~ and/or RSUs.

Buyouts (to make a recipient whole for forfeited opportunities) will not be capped but will be based on an objective estimate of the forfeited compensation in question.

In the event that the sign-on and/or buyout is granted in the form of RSUs ~~or warrants~~, the fair value of each RSU is equal to the closing market price on the date of grant ~~whereas the fair value of each warrant is calculated by application of the Black-Scholes formula~~.

Vesting of RSUs granted to members of the Executive Management as sign-on or buyout shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors.~~,~~ Such forward-looking performance criteria may include the same criteria as described further above regarding RSUs and performance metrics.

Not applicable.

Appendix 2: Remuneration Policy

Component
Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

Upon vesting, the holder of a restricted stock unit ~~is obliged to~~ will receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK 1 per share as determined by the Board of Directors.

~~Warrants vest three (3) years after the date of grant, except in limited termination scenarios as described in this Remuneration Policy and may be subject to certain conditions such as continued employment of the Executive Management.~~

~~Warrants granted to members of the Executive Management are subject to an additional two (2) year lock-in period upon vesting. The warrants shall lapse automatically, without prior notice and without compensation on the seventh (7th) anniversary of the grant date.~~

~~Warrants are granted free of charge and may be exercised at an exercise price which cannot be lower than the price of Genmab A/S’ shares as noted on the Nasdaq Copenhagen at close of business on the day of grant, but not less than par~~.

Appendix 2: Remuneration Policy

● ● ● ● promotion. reviewed.
Shareholding Requirements
Motivate members of the Board of Directors elected by the General Meeting and members of the Executive Management over the longer term and aligned to strategy and creation of shareholder value.

To further align the interests of the shareholders and the members of the Executive Management and members of the Board of Directors elected by the General Meeting, the applicable member shall be required to hold a number of Genmab A/S shares corresponding to the value of such member’s annual base salary or base fee, as follows.

●
Chief Executive Officer: Six (6) times base salary
●
Other members of the Executive Management: Two (2) times base salary
●
Members of the Board of Directors elected by the General Meeting: Three (3) times base fee
●
Ownership may be built up normally over a five (5) year period after the later of: (i) date of adoption of the requirement or, (ii) the date of commencement of employment or promotion.

The fulfilment of the shareholding requirement is periodically reviewed.

The Board of Directors may, on a reasonable and fair basis, diverge from this shareholding requirement in the event of hardship

Cash Severance and Other Benefits in Connection with Termination of Employment

Providing appropriate severance benefits helps to attract and retain highly-qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with Genmab A/S, and by providing income continuity following an unexpected termination of employment

Severance protection is designed to be fair and competitive and to aid in attracting and retaining experienced Executive Management members. When recruited from another company, an executive generally will seek to be protected in the event he or she is terminated without cause or if we take actions giving the executive good reason to terminate employment. We believe that the protection we provide, including the level of severance payments and post-termination benefits, is appropriate and within the range of competitive practice.

For any service agreement entered into with a new member of the Executive Management after the date of adoption of this Remuneration Policy, the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration (as defined under the Danish Corporate Governance Recommendations).

Note to the Remuneration Policy Table Above

The Remuneration Policy was most recently approved by shareholder at the April 13, 2021, annual general meeting. Contracts entered into prior to the implementation of the amendments being proposed for shareholder approval at the March 29, 2023, annual general meeting ~~2021 Remuneration Policy~~ will be honored.

Consideration of Employee Compensation

To ensure that the design of executive compensation programs takes account of employee compensation in Genmab, the Compensation Committee is briefed by the CEO and the ~~Corporate VP, Global HR~~ Chief People Officer on pay and

Appendix 2: Remuneration Policy

employment practice for Genmab’ employees generally. The Compensation Committee intends, as part of its work and as Genmab grows, to ensure that it keeps up-to-date on developments in all-employee pay so that the determination of executive compensation and the design of incentive programs in both are aligned to market practice and internally coherent.

Clawback Policy

Genmab A/S shall be entitled to reclaim in full or in part, on the basis of generally applicable principles of Danish law, variable components of compensation that were paid to the members of the Executive Management on the basis of data that proved to be misstated. The Board of Directors will keep emerging market practice under review.

Service Contracts and Termination Payments

(i)	Board of Directors

Members of the Board of Directors elected by the general meeting are elected for a period of one (1) year at the Annual General Meeting and are not subject to service contracts. Members of the Board of Directors are not entitled to termination or severance payments.

(ii)	Executive Management

The services of the members of the Executive Management are subject to service agreements of indefinite duration but with termination provisions.

Certain service agreements with current Executive Management members provide that in the event Genmab A/S terminates service without cause, Genmab A/S is obliged to pay the member of the Executive Management his/her existing salary for one (1) or two (2) years after the end of a one (1) year notice period. In the event of termination by Genmab A/S (unless for cause) or by a member of the Executive Management as a result of a change of control of Genmab A/S, Genmab A/S is contractually obliged to pay existing members of the Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two (2) years’ compensation in addition to a prolonged notice period of up to two (2) years.

For service agreements with new members of Executive Management following effectiveness of the 2021 Remuneration Policy, the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration (as defined under the Danish Corporate Governance Recommendations).

If a member of the Executive Management gives notice to Genmab A/S to terminate his or her contract, he or she is required to give six (6) months’ notice.

Appendix 2: Remuneration Policy

Change of Control

Change of control provisions applicable to the compensation of the Executive Management are drawn up on the basis of the Danish legal definition of change of control, currently defined in the Danish Capital Markets Act, and any application thereof would be made with due consideration thereto.

In the event of a change of control of Genmab A/S, the RSUs granted to members of the Board of Directors in December 2020 and ~~under Genmab A/S’ 2021 RSU program~~ thereafter will vest in its entirety on a “double trigger” accelerated basis, subject to the terms of the RSU programs. ~~Similarly, any warrants granted under Genmab A/S’ 2021 warrant program will vest in its entirety on a “double trigger” accelerated basis, subject to the terms of the 2021 warrant program. The RSUs and warrants~~ Share-based awards will furthermore vest in their entirety on an accelerated basis in the event it is resolved to dissolve Genmab A/S through a solvent liquidation or in the event of a merger or de-merger whereby (i) Genmab A/S is dissolved or (ii) if the acquiring company fails to equitably assume the ~~RSUs or warrants~~ outstanding share-based awards, i.e. roll over or exchange into equivalent awards. ~~Genmab A/S’ warrant programs are included as schedules to Genmab A/S’ Articles of Association which can be downloaded at https://ir.genmab.com/corporate- governance/articles-association.~~

Temporary Deviation from the Remuneration Policy

In accordance with the legislation, the Board of Directors may, on a temporary basis and in exceptional circumstances, deviate from the Remuneration Policy. The exceptional circumstances might be, for example, recruitment.

The Board of Directors does not envisage that any deviations from the Remuneration Policy will be necessary. Deviations may apply to compensation components in the form of one-off bonuses, benefits, sign-on payments and buyout as well as exit conditions and to the relative share of each of those components and shall be decided by the Board of Directors based on a recommendation from the Compensation Committee. Any temporary deviations from the approved Remuneration Policy will be fully explained and disclosed in the Compensation Report.

Publication and Commencement of Remuneration Policy

Following approval at Genmab A/S’ Annual General Meeting on ~~April 13, 2021~~ March 29, 2023 this Remuneration Policy will be published without undue delay on Genmab A/S' website (www.genmab.com).

Appendix 2: Remuneration Policy

Appendix with summary of significant amendments

Summary of significant amendments proposed at the ordinary general meeting on ~~April 13, 2021~~ March 29, 2023

~~Board of Director amendments~~
~~1. Decrease the base fee multiplier for the Chair (changes from three (3) times to two (2) times the base fee) and Deputy Chair (changes from two (2) times to one and a half (1.5) times the base fee).~~
~~Board of Directors and Executive Management amendments~~
~~1.~~
~~Double-trigger accelerated vesting for all equity grants upon a change-of-control.~~

~~As a result of the introduction of “double trigger” vesting, the accelerated vesting of warrant and RSU awards in change of control events will cease to be automatic and the awards will be subject to accelerated vesting only in the event of a qualifying termination of service following a change of control or if the acquiring company fails to equitably assume the RSUs, i.e. roll over or exchange into equivalent awards.~~

~~2.~~
~~New stock ownership guidelines of: a) increasing CEO from one (1) time annual salary to six (6) times, b) increasing other executives from one (1) time annual salary to two (2) times, and 3) introducing a three (3) times base fee retainer guideline for the members of the Board of Directors elected by the General Meeting.~~

~~3.~~
~~Proration of vesting of equity awards upon termination of board service for board members and if an Executive Management member’s employment ceases as a result of being a “good leaver”.~~

~~The amendment to the vesting provisions ensure that members of the Board of Directors may be treated as “good leavers” and RSUs may continue to vest on a pro-rated basis even when such members resign from the Board of Directors. This addresses the concerns of some investors that the lapsing of RSUs, when a board member ceases to be a member of the Board of Directors, may impair his or her independence.~~

Share-Based Compensation ~~Executive Management~~ amendments
1.
Eliminate the DKK 25 million cap on the grant date fair value for equity awards ~~New annual incentive plan structure, which includes: a) increasing maximum payout to 150% of target (150% of base salary for the CEO and 90% of base salary for the other members of the Executive Management and b) removing discretionary 15% extraordinary bonus option~~.

2.
Eliminate the use of warrants as a share-based instrument. Accordingly, only restricted stock units (RSUs) will be permitted as a share-based instrument under the Remuneration Policy ~~Any earned bonus in excess of 100% of base salary for the CEO and 60% of base salary for other members of the Executive Management shall be mandatorily deferred into restricted stock units subject to three years vesting~~.

3.
Provide that the members of the Executive Management may on an annual basis be granted restricted stock units corresponding to a fair value (at the time of grant) of up to six (6) times (rather than up to four (4) times) the member's annual base salary ~~The total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration~~.